SEC File No.: 333-152061
Filed pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 1 TO

REOFFER PROSPECTUS OF

PACIFIC ASIA PETROLEUM, INC.

2,840,400 SHARES OF COMMON STOCK

______________________________

This Prospectus Supplement, dated July 22, 2009 (the “Supplement”), prepared in accordance with Part I of Form S-3 under the Securities Act of 1933, as amended, supplements the Pacific Asia Petroleum, Inc. reoffer prospectus filed as part of our company’s registration statement on Form S-8 (Registration No. 333-152061), dated July 1, 2008 (the “Prospectus”) relating to the reoffer and resale by certain of our company’s shareholders of an aggregate of 1,020,800 shares of our company’s common stock issued, and underlying our company’s stock options issued, under our company’s 2007 Stock Plan (the “Plan”), and issuable upon exercise of options issued under agreements outside the Plan to affiliates of our company, for the account of the selling shareholders covered by the Prospectus.  This Supplement also relates to such indeterminate number of additional shares of common stock that may be acquired by the selling shareholders as a result of any and all antidilution provisions of the Plan or applicable agreement.  Our company will provide additional information regarding the identity of the selling shareholders and certain other information relating to the selling shareholders in an additional supplement to this Supplement if our company is required by law to do so.

This Supplement amends and restates certain information contained in the Prospectus. You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified entirely by reference to the Prospectus, except to the extent the information contained herein supersedes the information contained in the Prospectus.

SELLING SHAREHOLDERS

All of the shares of our common stock registered for sale under this Reoffer Prospectus will be owned, prior to the offer and sale of such shares, by certain of our employees, directors, consultants and executive officers listed below (the “selling shareholders”).

We are registering the shares of our common stock covered by this Reoffer Prospectus for the selling shareholders.  As used in this Reoffer Prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests.  We will pay the costs and fees of registering the shares of our common stock covered by this Reoffer Prospectus, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of such shares.

The selling shareholders may sell their shares of our common stock by means of this Reoffer Prospectus and any applicable prospectus supplement, or they may decide to sell them by other means, including pursuant to Rule 144 under the Securities Act; however, they are not obligated to sell their shares at all.  The selling shareholders may sell their shares of our common stock from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the common stock, through short sales of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such market prices, at negotiated prices, or at fixed prices.  The selling shareholders may sell their shares of common stock directly to purchasers, in private transactions, or through agents, underwriters or broker-dealers.  The selling shareholders and any broker-dealers, agents or underwriters that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act and will need to deliver copies of this Reoffer Prospectus to purchasers at or before the time of any sale of the shares being sold pursuant hereto.  If we are required to supplement this Reoffer Prospectus or post-effectively amend the registration statement of which it is a part in order to disclose a specific plan of distribution of the selling shareholders, the supplement or amendment will describe the particulars of the plan of distribution, including the shares of common stock, purchase price and names of any agent, broker, dealer, or underwriter, or arrangements relating to any such person or entity or applicable commissions.  Additional information related to the selling shareholders and the plan of distribution may also be provided in one or more prospectus supplements.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no person engaged in the distribution of the shares covered by this Reoffer Prospectus may simultaneously engage in market making activities with respect to our common stock for a restricted period commencing immediately prior to the distribution of the shares and lasting throughout the distribution period.  In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of other shares of common stock (other than the shares being sold pursuant hereto) by the selling shareholders.

The following table sets forth:

•	The name of each affiliated and non-affiliated selling shareholder;
•	The number of shares of common stock owned beneficially, directly or indirectly, by each selling shareholder;
•	The maximum number of shares of common stock to be offered by each selling shareholder pursuant to this Reoffer Prospectus; and
•	The number of shares of common stock to be owned by each selling shareholder following the sale of the shares pursuant hereto.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”) and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.  The information as to the number of shares of our common stock owned by each selling shareholder is based upon our books and records and the information provided by our transfer agent.  The inclusion in the table below of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates.”

We may amend or supplement this Reoffer Prospectus from time to time to update the disclosure set forth in the table.  Because the selling shareholders identified in the table may sell some or all of the shares owned by them which are included in this Reoffer Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any such shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders upon termination of the offering made hereby.  We have therefore assumed, for the purposes of the following table, that the selling shareholders will (i) fully exercise all options when vested, and (ii) sell all of the shares owned by them which are being offered hereby (including pursuant to vested and unvested options included herein), but will not sell any other shares of our common stock that they presently own.

Selling Shareholder	Position(s) with our company	Shares Held Before the Offering	Shares Being Offered (1)	Shares Held After the Offering	Percentage of Shares Owned After Offering (2)
Frank C. Ingriselli	President, Chief Executive Officer, Secretary and Director	3,762,581 (3)	970,000 (4)	2,792,581	6.46%
Jamie Tseng	Executive Vice President	1,014,795 (5)	389,000 (6)	625,795	1.45%
Stephen F. Groth	Vice President and Chief Financial Officer	966,840 (7)	541,400 (8)	425,440	*
Richard Grigg	Senior Vice President and Managing Director	1,275,000 (9)	540,000 (10)	735,000	1.70%
Elizabeth P. Smith	Director	288,947	110,000 (11)	178,947	*
Robert C. Stempel	Director	110,000	110,000 (11)	0	*
James F. Link, Jr.	Director	100,000	100,000 (11)	0	*
William E. Dozier	Director	80,000	80,000 (11)	0	*

*           Less than 1%.

(1)
The share numbers under “Shares Held Before the Offering” and “Shares Held After the Offering” represent the number of shares beneficially owned by each selling shareholder. Because the numbers set forth under “Shares Being Offered” include shares that a shareholder may not yet be deemed to be the beneficial owner of (because the number may include shares issuable upon exercise of options that are not currently exercisable within 60 days), the number of shares listed with respect to a selling shareholder under “Shares Being Offered” could exceed the number of shares shown as being owned by such shareholder under “Shares Held Before the Offering.”  For the same reason, the number of shares set forth under “Shares Held After the Offering” may exceed the difference between the number of shares set forth under “Shares Held before the Offering” and under “Shares Being Offered”.

(2)
Based on 43,203,290 shares of common stock outstanding as of July 21, 2009, plus options issuable upon exercise of options currently exercisable within 60 days with respect to each selling shareholder, respectively.

(3)
Represents (i) 3,503,579 shares of the Company’s Common Stock held directly by Mr. Ingriselli, (ii) options exercisable on September 29, 2008 for 204,000 shares of the Company’s Common Stock pursuant to an option grant exercisable for an aggregate of 340,000 shares of Common Stock of the Company that vests with respect to 136,000 shares on September 29, 2007, and 68,000 shares on September 29 of each year thereafter, (iii) options exercisable on December 17, 2008 for an aggregate of 30,002 shares of Common Stock pursuant to an option grant exercisable for an aggregate of 80,000 shares of Common Stock of the Company that vests with respect to 13,336 shares on December 17, 2007, and 16,666 shares on December 17 of each year thereafter, and (iv) 25,000 shares of the Company’s Common Stock owned by Mr. Ingriselli’s son.  Does not include 486,000 shares issuable upon exercise of options not exercisable within 60 days of the date of this prospectus.

(4)
Represents (i) 430,000 shares of our common stock issuable upon exercise of options issued pursuant to our 2007 Stock Plan, (ii) 200,000 shares of our restricted common stock issued pursuant to our 2007 Stock Plan, and (iii) 340,000 shares of our common stock issuable upon exercise of options issued pursuant to an agreement entered into by and between Mr. Ingriselli and our company.  A substantial portion of the options described in (i) and (iii) above remain subject to vesting.

(5)
Represents (i) 85,000 shares of the Company' s Common Stock held directly by Mr. Tseng, (ii) 799,895 shares of the Company’s Common Stock held by Golden Ring International Consultants, a British Virgin Islands company wholly-owned by Mr. Tseng, (iii) options exercisable on September 29, 2008 for 122,400 shares of the Company’s Common Stock pursuant to an option grant exercisable for an aggregate of 204,000 shares of Common Stock of the Company that vests with respect to 81,600 shares on September 29, 2007, and 40,800 shares on September 29 of each year thereafter, and (iv) options exercisable on December 17, 2008 for 7,500 shares of the Company’s Common Stock pursuant to an option grant exercisable for an aggregate of 15,000 shares of Common Stock of the Company that vests with respect to 7,500 shares on December 17, 2008, 3,000 shares on December 17, 2009, 3,000 shares on December 17, 2010, and 1,500 shares on December 17, 2011.  Excludes a total of 166,600 shares issuable upon exercise of options not exercisable within 60 days of the date of this prospectus.

(6)
Represents (i) 100,000 shares of our common stock issuable upon exercise of options issued and outstanding pursuant to our 2007 Stock Plan, (ii) 85,000 shares of our restricted common stock issued pursuant to our 2007 Stock Plan, and (iii) 204,000 shares of our common stock issuable upon exercise of options issued and outstanding pursuant to an agreement entered into by and between Mr. Tseng and our company. A substantial portion of the options described in (i) and (iii) above remain subject to vesting.

(7)
Represents (i) 440,000 shares of the Company’s Common Stock held directly by Mr. Groth, (ii) options exercisable on September 29, 2008 for 93,840 shares of the Company’s Common Stock pursuant to an option grant exercisable for an aggregate of 156,400 shares of Common Stock of the Company that vests with respect to 62,500 shares on September 29, 2007, and 31,280 shares on September 29 of each year thereafter, (iii) options exercisable on December 17, 2008 for an aggregate of 20,000 shares of Common Stock pursuant to an option grant exercisable for an aggregate of 40,000 shares of Common Stock of the Company that vests with respect to 3,334 shares on December 17, 2007, 16,666 shares on December 17, 2008, 8,000 shares on December 17, 2009, 8,000 shares on December 17, 2010, and 4,000 shares on December 17, 2011, and (iv) 413,000 shares of the Company’s Common Stock owned by Mr. Groth’s spouse.  Excludes 62,560 shares underlying options with an exercise price of $0.56 per share and 16,000 shares underlying options with an exercise price of $6.00 per share which have not vested.

(8)
Represents (i) 205,000 shares of our common stock issuable upon exercise of options issued and outstanding pursuant to our 2007 Stock Plan, (ii) 180,000 shares of our restricted common stock issued pursuant to our 2007 Stock Plan, and (iii) 156,400 shares of our common stock issuable upon exercise of options issued and outstanding pursuant to an agreement entered into by and between Mr. Groth and our company.  A substantial portion of the options described in (i) and (iii) above remain subject to vesting.

(9)
Represents (i) 1,270,000 shares of the Company’s Common Stock held directly by Mr. Grigg, and (ii) options exercisable on December 17, 2008 for an aggregate of 5,000 shares of Common Stock pursuant to an option grant exercisable for an aggregate of 10,000 shares of Common Stock of the Company that vests with respect to 5,000 shares on December 17, 2008, 2,000 shares on December 17, 2009 and 2010, and 1,000 shares on December 17, 2011.  Excludes a total of 240,000 shares issuable upon exercise of options not exercisable within 60 days of the date of this prospectus.

(10)
Represents (i) 240,000 shares of our common stock issuable upon exercise of options issued and outstanding pursuant to our 2007 Stock Plan and (ii) 300,000 shares of our restricted common stock issued pursuant to our 2007 Stock Plan.  All of the options described in (i) above remain subject to vesting.

(11)	Represents restricted common stock of our company issued pursuant to our 2007 Stock Plan.